Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-02816

Date: September 7, 2017

Frequently Asked Questions released to Westar Energy, Inc. employees on September 7, 2017.

Voluntary exit packages

Q:    In the original transaction, there was a voluntary severance plan for non-union employees. Will voluntary packages be offered this time, too?
A:    Yes.

Q:    Will it be the same plan?
A:    No.

Q:    How will it differ?
A:    Non-union employees will have the opportunity to review and voluntarily choose to take an exit package. While the complete details of the voluntary exit program are still being developed, we expect to have that information for you in early October. To provide some context, the voluntary exit program will be very similar to our current standard severance plan. For example, through the voluntary exit program, director-level employees will receive three weeks of separation pay for every year of service (with a 12-week minimum and a 52-week maximum). All other non-union employees who choose the voluntary exit program receive two weeks of separation pay for every year of service (with a 12-week minimum and a 52-week maximum). So, for employees with long lengths of service, the program benefits will be very similar to the first transaction. For employees with short lengths of service, the benefit may be significantly lower than with the first program. Again, the full program details and timing are still being developed.

Q:    Why will it differ?
A:    Because the original plan was designed to protect employees from the possibility they might lose their jobs, it was unusually lucrative; mostly because it offered significant severance value even for employees with relatively short lengths of service. Because in the new transaction the companies have agreed there will be no involuntary layoffs as a result of the merger, there is no longer risk that the merger would cause employees to lose their job. Accordingly, the new voluntary exit program does not continue with significantly above-market severance value for employees who have short lengths of service, but does provide an option for non-union employees who choose not to accept a position in the new company.

Q:     How will this change affect those who elected the enhanced voluntary severance package in the acquisition?
A:     Employees who previously elected the enhanced severance package will have the opportunity to review and elect the voluntary exit package. The old program offered in the original transaction no longer exists.

Q:     If I earlier volunteered to sever, can I retract it?
A:     Yes. Once the voluntary exit program details are complete, additional information will be provided so employees can decide if the voluntary exit program is the best choice for them.

Q:     If I didn’t volunteer to sever before, but now would like to, can I choose the voluntary option?
A:     Yes. Once the voluntary exit program details are complete, additional information will be provided so employees can decide if the voluntary exit program is the best choice for them.

Q:           Are there any limits on participation?
A:    Yes.  If we were to have more volunteers than management believes would be consistent with safe, reliable operation of our business, Westar reserves the right to limit the number of voluntary exits by area or by the company in total.  We do not, however, expect that we will need to impose such limits.

Q:    Does KCP&L plan to offer a similar program?
A:    No. KCP&L earlier offered a voluntary exit program. That program is now complete and closed.

Q:     In testimony filed with the KCC, there was a reference to a potential union severance program related specifically to power plants that may close. Is there a plan to offer such a program?
A: No. We had considered that possibility, and thus, had planned for those possible costs as a contingency for the possibility we might not have sufficient job opportunities for employees of the closing plants.

Q:     Could that circumstance change?
A: It could. Any severance program for union employees would be subject to negotiations.

Other Employee Commitments

Q: What is staying the same regarding employee benefits and compensation?
A: As in the prior agreement, the companies have agreed to maintain at least the same base salaries and comparable variable compensation and benefits for non-union employees for at least two years following closing. Again, any wages and benefits for union employees would be subject to negotiation.

Other Merger Application Questions

Q: Why was Kansas City, Missouri, selected for the company headquarters?
A: Bringing together a new agreement, we worked to balance many interests. A lot of give and take was involved. As we worked through many items, the balance of the negotiations left this item in favor of Kansas City. (It’s common in a merger for the larger city to hold the corporate headquarters.) Practically speaking, a company must establish a single legal corporate headquarters even though we expect our senior management to be based out of two locations. Topeka will continue as an operational headquarters staffed by executives and professionals.

Q: How can we promise merger savings, and at the same time plan to file for a rate increase?
A: The merger, and the savings it will create, will be extremely beneficial for our customers. But, nobody should think the merger is a “silver bullet” that means rates will never change. The merger just lets them change less - and less frequently - than without it.

For example, the merger savings won’t ramp up fast enough to offset the need to recover costs we are incurring right now, BEFORE the merger even occurs. (Remember - rate cases are based on costs we have already incurred or are incurring right now.) This current (pre-merger) rate case is needed, mostly to address a few costs that have changed:

•
Customers have benefited from about $40 million per year in credits to their bills, because we could offset some of their rates with wholesale contract gains. All contracts eventually expire and two of the big ones are expiring, which means the “credit” for retail costs goes away. With current power markets where they are -that is, very low wholesale power prices -any new wholesale agreements will no longer provide that benefit.

•
Westar invested $415 million recently to complete the 280MW Western Plains Wind Farm. It is already serving our customers, but the costs associated with it are not yet being recovered in rates, so we need to include these costs in a rate case. This is exactly what rate cases do - they document specific costs we’re incurring to run the business and include them in prices our customers pay. That new wind farm is already significantly reducing fuel costs in customers’ rates today, but prices also need to reflect about $30 million per year cost of capital and maintenance.

•
Wind farms get the benefit of production tax credits, but those credits only last 10 years. Believe it or not, our first wind farms will be 10 years old, meaning tax credits on them are expiring. We’ve been passing all that benefit to customers in their prices, but we can’t pass a benefit through that is no longer available. This $15 million per year also needs to be reflected in customer bills. (This circumstance is similar to the wholesale contract credits discussed above.)

•
The 2018 rate case also will include some of the initial merger savings already achieved to help moderate other cost impacts. In this case, the merger savings are reducing costs, which will help offset a few other increasing costs that have occurred since the test year in our previous rate case, which was three years ago.

A second reason to file a rate increase, regardless of the merger, is that - as Westar knows all too well - not all merger applications get approved. We can’t speak for the Commission or act as though we know they will approve the merger, as that is up to them. If there can be no assurance of a merger, just yet, we can’t count the merger savings before they are authorized. But, if the merger is approved, it will bring merger savings that will help us delay the future rate cases, providing a long-term benefit for our customers.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.
Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approvals or shareholder approvals, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not exhaustive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.